Exhibit 7.4
[FORM OF OPTION CANCELLATION LETTER]
October 14, 2010
[Optionee]
[Address]
Re:	Your Options under the Hawk Corporation 1997 Stock Option Plan and/or the Hawk Corporation Amended and Restated 2000 Long-Term Incentive Plan
Dear [________]:
As you know, Hawk Corporation is negotiating an agreement and plan of merger with Carlisle Companies Incorporated (“Carlisle”) and HC Corporation (the “Merger Agreement”). The Merger Agreement will provide, among other things, that Carlisle will commence a tender offer to purchase all of the outstanding shares of Class A common stock of Hawk (the “Shares”) at a price of $50.00 in cash per share (the “Offer”). Following the consummation of the Offer, HC Corporation would merge with and into Hawk and Hawk will become a wholly-owned subsidiary of Carlisle and each share of Class A common stock of Hawk that was not tendered in the Offer would thereupon be cancelled and converted into the right to receive $50.00 in cash (the “Merger”). The Merger would affect the stock options you have been granted (the “Options”) under the Hawk Corporation 1997 Stock Option Plan or the Hawk Corporation Amended and Restated 2000 Long-Term Incentive Plan (the “Plans”). The treatment of your Options in connection with the Merger is explained below.
Under the Merger Agreement, your Options will be cancelled and you will receive a single lump sum cash payment equal to the net value of all your outstanding Options, whether vested or unvested. In other words, for each Share you are eligible to purchase under an Option agreement, you would be entitled to receive $50.00 less the per share exercise price, less applicable federal and state withholding taxes (the “Cash-Out Payment”). For example, if on the date the Merger is completed you hold an Option to purchase 100 Shares and the exercise price is $5.00 per Share, you would receive a Cash-Out Payment equal to $45.00 per Option Share ($50.00 – $5.00) for a total of $4,500.00, less applicable withholding taxes.
According to our records, upon cancellation of your Options, you would be entitled to receive a Cash-Out Payment of $___________, less applicable withholding taxes. Exhibit A attached hereto shows each of your currently outstanding Options, and how your payment was calculated. Please carefully review Exhibit A and contact Tom Gilbride, at tgilbride@hawkcorp.com or 216-861-3559 if you believe it does not accurately reflect the number of Options you hold or the per share exercise price of the Options. The Cash-Out Payment will be made promptly following the completion of the Merger. In the event that the Merger is not completed, your Options will not be cancelled and you will not receive any cash payment for them.

Finally, please note that prior to the closing of the Offer, you may exercise your vested Options in accordance with their terms and the standard procedures for exercising Option established by Hawk, including Hawk’s trading window policy, the insider trading policy and Federal securities laws in general. All of your Options will vest upon the closing of the Offer and you may exercise your vested Options after the Offer, and prior to the Merger, in accordance with their terms and the standard procedures for exercising Option established by Hawk, including Hawk’s trading window policy, the insider trading policy and Federal securities laws in general. The current terms and standard procedures applicable to your Options also continue to apply in the event you die or otherwise terminate your employment or relationship with Hawk prior to the closing of the Merger. If you wish to exercise vested Options prior to the Merger, please consult your personal tax advisor. If you are a company insider, remember that all such exercises must be pre-cleared by Tom Gilbride.
If you agree to the cancellation of your Options in exchange for your Cash-Out Payment, please sign this letter below and return it to me as soon as possible.
Sincerely,
HAWK CORPORATION
Thomas A. Gilbride
Vice President — Finance

AGREED AND ACCEPTED

[Option Holder Name]
Dated: October __, 2010